SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934

NovaDel Pharma Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

66986X106
(CUSIP Number)

Lindsay A. Rosenwald, M.D.
787 Seventh Avenue
New York, NY 10019
(212) 554-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

Check the following box if a fee is being paid with this Statement:

CUSIP No. 66986X106	13D/A	Page 2 of 4 Pages
1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lindsay A. Rosenwald, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3 below)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 3,195,287
REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,195,287
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,195,287
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON* IN

This Amendment No. 6 amends and supplements the following items of the Statement on Schedule 13D filed by Lindsay A. Rosenwald (the “Reporting Person”) on December 21, 2001, as amended by Amendment No. 1 filed March 14, 2002, Amendment No. 2 filed January 23, 2006, Amendment No. 3 filed April 24, 2006, Amendment No. 4 filed May 16, 2006, and Amendment No. 5 filed February 13, 2008.

Item 5.    Interest in Securities of Issuer.

Item 5(a) is hereby amended as follows:

(a)
As of December 12, 2008, the Reporting Person may be deemed to beneficially own 3,195,287 Shares comprised of (i) 2,137,660 Shares and (ii) 1,057,627 Shares issuable upon exercise of the common stock purchase warrants owned directly by the Reporting Person. Such Shares constitute approximately 5.2% of the Issuer’s outstanding shares of Common Stock.

Item 5(c) is hereby amended as follows:

(c)
On December 12, 2008, warrants to purchase 6,278,637 Shares at an exercise price of $0.46321 per Share that were owned by the Reporting Person expired according to their terms without exercise by the Reporting Person.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

(a)
Paramount has acted as placement agent for the Issuer in private placements of the Issuer's securities in April 2003, May 2003, November 2003, December 2003, May 2005 and April 2006. In connection with such activities, Paramount's designees (including the Reporting Person himself) have received cash fees and warrants (described in (d) below) to purchase securities of the Issuer. Although no agreement has been executed, it is possible that Paramount will be engaged by the Issuer to raise private capital in the future. The Reporting Person is chairman, Chief Executive Officer and sole stockholder of Paramount.

(b)
As a result of its contractual rights resulting from the Reporting Person's purchase of securities of the issuer in December 2001, the Reporting Person exercised his right to appoint a director of the Company (Jay Lobell) and have an observer at meetings of the Board of Directors.

(c)
As referenced in Item 5(a)(ii) above, the Reporting Person owns 1,057,627 warrants to purchase Shares received by the Reporting Person as placement commissions a result of the Reporting Person's ownership interest in Paramount (the "Placement Warrants"). The Placement Warrants include (1) a unit purchase option to purchase (i) 568,135 Shares at $1.16 per share (subject to adjustment) on or before January 30, 2009 and (ii) warrants to purchase 170,440 Shares at $1.37 per share (subject to adjustment) on or before January 30, 2009; (2) warrants to purchase 162,664 Shares at $1.30 per share (subject to adjustment) on or before November 26, 2010; and (3) warrants to purchase 156,388 Shares at $1.60 per share (subject to adjustment) on or before October 19, 2011. The Placement Warrants contain anti-dilution provisions providing for the adjustment of the per share exercise price upon the occurrence of stock dividends, subdivisions, combinations and reclassifications and certain of the Placement Warrants will adjust upon the issuance of Shares or securities convertible into Shares with a sale or exercise price (as applicable) that is lower than the current market price or exercise price under the warrants.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2009	By /s/ Lindsay A. Rosenwald, M.D.
New York, NY	Lindsay A. Rosenwald, M.D.